

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2014

<u>Via E-mail</u>
Mr. David Morgan
Chief Financial Officer
Cirque Energy, Inc.
645 Griswold, Suite 3274
Detroit, Michigan 48226

      Re: **Cirque Energy, Inc.**
              Item 4.02 Form 8-K
              Filed June 26, 2014
              File No. 0-52438

Dear Mr. Morgan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Beverly A. Singleton

              Beverly A. Singleton
              Staff Accountant